06001830

2/8/06 SS

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-23266

AS 2/27/06

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **December 1, 2004** and ending **November 30, 2005**

A. REGISTRANT INFORMATION

NAME OF BROKER-DEALER:
Zacks & Company

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
155 North Wacker Drive, Suite 300
(No. and Street)

Chicago (City) **Illinois** (State) **60606** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Richard Marks **(312) 630-9880 Ext. 161**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Virchow, Krause and Company, LLP
(Name – *if individual, state last, first, middle name*)

225 N. Michigan Avenue, 11th Floor
(No. and Street)

Chicago (City) **Illinois** (State) **60601** (Zip Code)

PROCESSED
MAR 13 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 24 2006
WASH, D.C.
209

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard Marks, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Zacks & Company, as of November 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

Signature

Financial & Operations Principal
Title

Subscribed and sworn to before me
this 18th day of January 2006

Notary Public

"OFFICIAL SEAL"
ROBBIN IMRISEK
Notary Public, State of Illinois
My Commission Expires 03/28/2006

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of reserve Requirements Pursuant to Rule 15c-3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under [ ] Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [X] (o) Independent Auditors' Report on Internal Control

*** For condition of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

ZACKS AND COMPANY

Chicago, IL

STATEMENT OF FINANCIAL CONDITION

Including Independent Auditors' Report

November 30, 2005

(Filed Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934)

ZACKS AND COMPANY

TABLE OF CONTENTS

Virchow Krause & company

INDEPENDENT AUDITORS' REPORT

Board of Directors
Zacks and Company
Chicago, IL

We have audited the accompanying statement of financial condition of Zacks and Company (the "Company') as of November 30, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Zacks and Company as of November 30, 2005 in conformity with accounting principles generally accepted in the United States of America.

Virchow, Krause & Company, LLP

Chicago, Illinois
December 21, 2005

ZACKS AND COMPANY

STATEMENT OF FINANCIAL CONDITION
November 30, 2005

ASSETS		
Cash and equivalents	$	110,020
Receivable from clearing broker		6,411
Prepaid expenses		9,909
TOTAL ASSETS	$	126,340
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Due to affiliate	$	73,278
Accounts payable		9,201
Total Liabilities		82,479
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		35,000
STOCKHOLDER'S EQUITY		8,861
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	126,340

See notes to statement of financial condition.

ZACKS AND COMPANY

NOTES TO STATEMENT OF FINANCIAL CONDITION
November 30, 2005

NOTE 1 - Nature of Operations

Zacks & Company (the "Company"), a C Corporation, is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company derives commission income from the sale of investment research that it purchases from Zacks Investment Research, Inc., an affiliate.

NOTE 2 - Summary of Significant Accounting Policies

Income Recognition

Income earned on commissions is recognized when research is sold to customers.

Cash and Equivalents

The company defines cash and equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - Related Party Transactions

The Company purchases investment research from its affiliate. The purchase agreement allows the Company to defer any obligation for research until it receives payment from its customers. The Company also receives office space and related services from the affiliate at no cost

NOTE 4 - Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors are payable to an affiliate, bear no interest, and mature on April 29, 2007. The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 5 - Income Taxes

The Company has net operating loss carryforwards of approximately $64,000 expiring at various times through 2025. No asset for deferred income taxes has been recorded due to the relative uncertainty that future earnings will be adequate for the utilization of the carryforwards.

NOTE 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At November 30, 2005, the Company had net capital of $33,276, which was $27,778 in excess of its required net capital of $5,498. The Company's net capital ratio was 2.5 to 1.